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MORRISON & FOERSTER LLP

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LOS ANGELES, PALO ALTO,

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SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG

July 11, 2013

Writer’s Direct Contact

916.325.1309

CFarman@mofo.com

Mr. Justin Dobbie, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-1
Filed July 1, 2013
File No. 333-189753

Dear Mr. Dobbie:

We enclose herewith, on behalf of Marrone Bio Innovations, Inc. (the “Company”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated July 8, 2013. Amendment No. 1 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Prospectus Cover Page

1.	Please remove references to “Joint Book-Running Managers” and “Co-Managers” from the front cover page of the prospectus.

Response: The Company has removed references to “Joint Book-Running Managers” and “Co-Managers” from the front cover page of the prospectus.

Justin Dobbie

July 11, 2013

Page Two

Prospectus Summary, page 1

Our Company, page 1

2.	Please revise this section to present a more balanced summary of your company and its prospects. Please discuss, for example, your limited operating history and number of commercialized products, the significant losses you have incurred to date, including the increasing losses you have experienced in recent periods, and your expectation that you will continue to incur losses for the next several years.

Response: In response to the Staff’s comment, the Company has revised the Summary to present more balanced disclosure about the Company and its prospects. In particular, we have revised the disclosure (i) on pages 1 and 4 to note the Company’s limited number of commercialized products, (ii) on pages 1 and 5 to note the Company’s limited history of operations overall and commercialization of products specifically, and (iii) on pages 5 and 6 to note significant expenditures and substantial losses in recent periods.

Industry Overview, page 6

3.	Please refer to the first paragraph of this section. In the fifth sentence, you include 2009 industry data regarding the global non-crop market for pesticides. Please tell us whether more recent industry data is available. Please also revise the last sentence of this paragraph to clarify which of the previously discussed totals you are referencing.

Response: The Company advises the Staff that it is not aware of a published estimate of the global non-crop pesticide market that is more recent than the 2009 data presented in the prospectus. Even though the industry data with respect to the $21.0 billion global non-crop pesticide market was for 2009, it was published in a report by Agrow in September 2011. Based on the Company’s experience and industry knowledge, the Company believes this market estimate is a conservative estimate, as non-crop pesticide markets have generally grown since 2009, including the industrial and institutional market, the professional turf and ornamental market, the home and garden market and the animal health market. These are specifically discussed on page 75.

The Company has revised the disclosure on pages 6, 7 and 73 to clarify that the two market subsets refer to the $50.0 billion global agrichemical sales for the crop protection market.

Justin Dobbie

July 11, 2013

Page Three

Critical Accounting Policies and Estimates, page 63

Significant Factors, Assumptions and Methodologies, page 66

4.	Reference is made to the last sentence of the final paragraph on page 68. Please explain whether and/or how compensation expense was recorded for the September 2012 options granted at the $2.00 exercise price. Quantify the number of such options granted as well.

Response: On September 28, 2012, the Company granted a total of 417,000 options with an exercise price of $2.00 per share. The Company estimated the fair value of the September 2012 options using the following assumptions:

•	Risk-free interest rate: 0.83%

•	Dividend yield: 0%

•	Estimated fair value of common stock on the grant date: $2.00 per share

•	Exercise Price: $2.00 per share

•	Expected life: 6.08 years

•	Volatility: 74.0%

Based on the above assumptions and using the Black-Scholes-Merton option pricing model, the estimated fair value of the September 28, 2012 options was $1.30 per share. For the year ended December 31, 2012, the Company recognized $32,000 of share-based compensation expense related to the September 2012 option grants. The Company had engaged a third party valuation firm to perform a valuation analysis of the Company’s common stock as of September 30, 2012; however, the report was not available on the date of grant when the Company and the board of directors estimated the fair value of the Company’s common stock to be $2.00 per share. Subsequent to the grant date of the options, the Company received the third party report estimating the fair value of common stock as of September 30, 2012. Their report estimated the fair value of common stock to be $2.53 per share as of September 30, 2012.

Due to the timing of the receipt of the third party report, the Company used its original estimate of $2.00 per share as the estimated fair value of common stock on the grant date for purposes of estimating the fair value of the September 2012 options. Upon receipt of the third party report, the Company assessed the impact to the recorded share based compensation expense based on the difference between the originally estimated $2.00 per share and the $2.53 per share per the third party valuation report as of September 30, 2012, and determined that the effect on the Company’s 2012 consolidated financial statements of $11,000 was not material. The Company will record share based compensation expense over the vesting term of the

Justin Dobbie

July 11, 2013

Page Four

options utilizing the estimated fair value of the stock on the grant date per the third party valuation report of $2.53 in 2013 and beyond.

Management, page 92

Director Compensation, page 97

5.	Please include the table required by Item 402(r) of Regulation S-K.

Response: The table required by Item 402(r) of Regulation S-K has been added to page 100 of Amendment No. 1.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

6.	We note, from your supplemental disclosures, that $837,000 interest has been added to the principal of your convertible notes. We assume that this amount has also been included in $1,224,000 of noncash interest expense presented in the operating section of the cash flow statement. Please confirm our assumption.

Response: The Company confirms this assumption.

7.	As a related matter, we would expect the redemption of any convertible notes which represent interest incurred but not paid, to be presented as adjustments to reconcile net loss to net cash used in operating activities pursuant to
ASC 230-10-45-17-d. Please confirm that your accounting policy is consistent with this guidance.

Response: The Company confirms that its accounting policy is consistent with this guidance and the redemption of any convertible notes which represent interest incurred but not paid will be presented as adjustments to reconcile net loss to net cash used in operating activities.

Note 7 – Convertible Notes Payable, page F-24

8.	Reference is made to your discussion of the December 2012 Convertible Note. It appears that your related reference to the Accounting Standards Codification should be to ASC 605. Please revise on page F-27 and throughout the filing as applicable, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 and F-57.

Justin Dobbie

July 11, 2013

Page Five

Other

9.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company notes the Staff’s comment.

10.	Please provide a currently dated consent from the independent registered public accounting firm with your next amendment.

Response: The Company has provided a currently dated and signed consent from its independent registered public accounting firm with Amendment No. 1.

We appreciate your time and attention to this Amendment No. 1, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (916) 325-1309.

Sincerely,

/s/ Charles S. Farman

Charles S. Farman, Esq.

cc:	J. Nolan McWilliams, Esq. (Division of Corporate Finance)
Pamela G. Marrone, Ph.D. (Marrone Bio Innovations, Inc.)
Donald J. Glidewell (Marrone Bio Innovations, Inc.)
John W. Campbell, Esq. (Morrison & Foerster LLP)
Alfredo B. D. Silva, Esq. (Morrison & Foerster LLP)
Boris Dolgonos, Esq. (Jones Day)

Enclosures